7 BULFINCH PLACE, SUITE 500

P.O. BOX 9507

BOSTON, MA 02114-9507

(617) 570-4750

May 16, 2017

Mr. Robert F. Telewicz, Jr.

Branch Chief

Office of Real Estate & Commodities

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: New York REIT, Inc.

Form 10-K for the fiscal year ended December 31, 2016

Filed March 1, 2017, File No. 1-36416

Re: New York REIT, Inc.

Form 10-Q for the quarterly period ended March 31, 2017

Filed May 10, 2017, File No. 1-36416

Dear Mr. Telewicz:

We are responding to your comment letter dated May 11, 2017, to John Garilli, Chief Financial Officer of New York REIT, Inc. (the “Company”) relating to the reports referenced above.

For ease of reference, we have repeated the Staff’s comment in bold text preceding the response.

Form 10-Q for the quarterly period ended March 31, 2017

Item 1 – Financial Statements – Notes to Consolidated Financial Statements

Note 3 – Summary of Significant Accounting Policies, page 10

1.	Please expand your disclosure in future filings to include a discussion of the methods and significant assumptions used to measure assets and liabilities at liquidation value. Reference is made to ASC Topic 205-30-50-2(c).

Response:

In future Exchange Act periodic reports we will expand our Liquidation Basis of Accounting disclosure in Note 3 to include a discussion of the methods and significant assumptions used to measure assets and liabilities at liquidation value.

7 BULFINCH PLACE, SUITE 500

P.O. BOX 9507

BOSTON, MA 02114-9507

(617) 570-4750

The Company hereby acknowledges that:

•	The Company and its management are responsible for the adequacy and accuracy of the disclosure made in the material that is filed with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filed material; and

•	The Company may not assert Staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (617) 570-4632 if you have any additional questions.

Sincerely,

/s/ John Garilli

John Garilli

Chief Financial Officer